I started building houses when I was 15. I've spent years in brokerage giving 50% of my commission back to first time homebuyers to get on the property ladder. I went to Auburn to get my MRED to learn how to build more attainable and sustainable homes. I sold my family home in 2024 to bootstrap this crazy idea that is Lagom. We're building the American Dream 2.0 with:

American Made Next-Gen Structural Insulated Panel (SIP) Manufacturing
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Right-Sized 1,000-1,500sf cottages in walkable, community-centric developments
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Cutting Edge Mobile App to educate home buyers on all things homeownership as they save for their downpayment. Hitting certain savings milestones unlocks selections for lot, floorplan, finishes, and when they reach 50% of their down payment it unlocks the buyer rebate that allows them to place their presale deposit and begin construction of their new Lagom home.

Our aim is to deliver homes that are attainable for working families. We want to expand access to stability and homeownership for those who serve our communities every day.

Democratizing housing is the mission. And in that same vein, we're inviting our community to learn more as we soft-launch a community round on Wefunder.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/g9DTAPYw



Invest in Lagom: American Dream 2.0: